AUSTRIAN AIRLINES

02028911

Office of International Corporate F
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Rule 12g3-2(b) File No. 82-4970

Vienna, 18 April, 2002

Our Ref. EFP Phone / Extension 0043 5 1766 3328 Fax 0043 5 1766 3333

Ref.: Rule 12g3-2(b) File No. 82-4970

P

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG

Dr. Karl Knezourek
Investor Relations

Encl.

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Rule 12g3-2(b) File No. 82-4970

Ad-hoc Release

April 18, 2002

RESULT TREND AND BALANCE SHEET FOR FINANCIAL YEAR 2001 (ACC. TO IAS)

In what was to prove a fateful year for the aviation industry worldwide, the Austrian Airlines Group achieved a result from operating activities (EBIT) of EUR – 88.9m in 2001, down by EUR 172.2m on the preceding year. Profit before tax totalled EUR – 164.1m, compared with EUR 41.0m in 2000. In the fourth quarter of 2001, the new Board of Management introduced an extensive range of measures designed to counteract the downturn in the industry and restructure the company. Passenger volume at the Austrian Airlines Group was increased by 1.2 % to a total of 8.55 million passengers carried. As part of the release of the results for the year 2001, Vagn Soerensen, Chief Executive Officer of the Austrian Airlines Group, made the following statement: "For us, 2001 was certainly a radical turning point; equally, however, it presented an opportunity to set a course out of the current crisis and on to a successful future. It is a huge challenge, which we shall overcome!"

Negative trend in 2001

The development of the Austrian Airlines Group was negative from the beginning of 2001. This was due to the insufficient economic viability of individual routes and the fleet overall. This negative tendency worsened from spring onwards against the background of the weakening economy and resulting falls in demand. The terrorist attacks of 11 September, therefore, impacted upon the Austrian Airlines Group at a time when it was already in a position that required serious restructuring, and thus only further accentuated the company's difficulties. The efficient and target-oriented performance of the Austrian Airlines Group was hampered still by structural flaws such as imprecise

In total, this resulted in an EBITDAR of EUR 219.6m and an EBIT of EUR –88.9m, EUR 173.5m and EUR 172.7m down on 2000 respectively.

Profit and Loss Account for the Austrian Airlines Group 2001

EUR m	2001	2000 [1]	+/- abs.	+/- %	2000 incl. Lauda Air [2]
Operating revenue	2,171.8	1,967.9	203.9	10.4	2,380.5
Operating expenses	2,260.7	1,884.1	376.6	20.0	2,303.7
EBITDAR	219.6	393.1	-173.5	-44.1	342.8
EBIT	-88.9	83.8	-172.7	-	76.9
Financial result	-75.2	-42.8	-32.4	-75.7	-80.7
Profit before tax	-164.1	41.0	-205.1	-	-3.8
Profit after tax	-165.3	53.2	-218.5	-	7.0
Net profit for the year	-166.0	52.9	-218.9	-	6.7

[1] Lauda Air considered at equity from January to October inclusive, fully consolidated as of November.
[2] Lauda Air considered as fully consolidated for full financial year for comparison only.

Reduction in both revenue and operating revenue

The increases in the revenue and operating revenue of the Austrian Airlines Group are essentially due to the consolidation of Lauda Air. When adjusted to take this effect into account, however, there are actually reductions in both figures due to the generally negative economic environment.

Increase in yields

Yield (passenger revenue in relation to passenger kilometers on scheduled services) increased by 4.2 % in the report period. A structural effect resulted from the reduction in long haul capacity in favour of short and medium haul services with higher yields.

Hence, the Austrian Airlines Group improved its operations, which should now be continued through a consistent and exclusive focus on profitable routes.

Countermeasures and restructuring introduced without delay

For the Austrian Airlines Group, last year's serious economic situation demanded drastic changes and a fundamentally new approaches. The most important objective of the new strategy is to achieve lasting increases in the value of capital employed within the foreseeable future. "For us, reducing costs at the same time as increasing operating returns is not a contradiction in terms – it is the guiding principle of the short and medium term future of the Austrian Airlines Group," declared Chief Financial Officer Thomas Kleibl in response to a question about his restructuring priorities. He went on to state that "Our Group can only be restructured on a permanent basis out of the operational side of the business." The following is an overview of the most important measures immediately introduced:

- Implementation of value-orientation as a central strategic guideline in the Austrian Airlines Group
- Introduction of development processes in terms of strategy and corporate culture
- Clear distinctions between business segments in the Austrian Airlines Group as part of the Production Company Concept
- Immediate reduction in capacity after 11 September 2001 of around 17 percent
- Temporary grounding of aircraft capacities (initially 15 aircraft)
- Postponement of 13 out of 15 deliveries of new aircraft by between one and three years
- Sale and marketing of grounded aircraft capacities (as at March 2002: sale of 3 Business Jets, 7 aircraft leased out (5 Dash-8, 1 B767 and 1 B737)
- Optimisation of network management by focusing on regional traffic and West-East transfer and by consolidation of long haul services. By shifting from long haul to short and medium haul production, a 15 % improvement in yield has already been achieved
- Joint Venture with Lufthansa for traffic between Austria and Germany awaiting approval and intensification of co-operation with Star partners United Airlines and All Nippon Airways

- Proactive use of new market opportunities, including those in Switzerland, Belgium, on long haul routes and also in the charter segment
- Introduction of innovative marketing instruments and offers for cheap flight segment
- Reorganisation of management team in the Austrian Airlines Group
- Lasting reduction in personnel costs by 15 % (incl. cut of 968 positions)
- Introduction of a Value Management System in 2002 as new core objective
- Introduction of Group-wide harmonisation of all IT core processes
- Implementation of single technical maintenance operation for the Austrian Airlines Group
- Renegotiation of supplier contracts
- Further reduction in investment and stop on recruitment
- Stringent cost controlling and results monitoring

Karl Knezourek, Investor Relations, Austrian Airlines
Tel.: +43 (0) 5 1766 - 3328, Fax: +43 (0) 5 1766 5 3328, e-mail: Karl.Knezourek@aua.com

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